                                                                     Exhibit 4.3
                             AGREEMENT FOR PURCHASE
                               AND SALE OF ASSETS

     This agreement is entered into on the 1/st/ day of March, 2000, by and between Biocompatibles Eyecare, Inc., a corporation organized under the laws of Delaware, with its principal office located at 1215 Boissevain Avenue, Norfolk, VA, 23507, hereafter referred to as "Seller", and Unilens Corp. USA, a corporation organized under the laws of Delaware, with its principal offices located at 10431 72/nd/ Street North, Largo, Florida, 33777, hereafter referred to as "Buyer".

     In consideration of the mutual covenants of the parties, Seller and Buyer agree:

1.   Sale of Business

     a. Seller shall sell, assign, and deliver to Buyer and Buyer shall purchase and accept, on the closing date, all of Seller's right, title and interest in and to:

     i. Finished Goods Inventory - On or before the Closing Date, Seller will deliver on a consignment basis to Buyer, as consignee, all salable finished goods inventory for the products described on Exhibit A (hereinafter the "Inventory"). Delivery of the Inventory shall be at the expense of both parties shared equally. Upon delivery by Seller, Buyer shall have the exclusive right and shall thereafter use its best efforts to sell all such Inventory as quickly as is commercially reasonable and practicable. Title of the Inventory shall remain with Seller until such products are sold by Buyer. Seller authorizes and consents to the transfer of title to the Inventory upon its sale by Buyer. During the period from the Closing Date (as defined herein) until the date one year from the Closing Date, and subject to the provisions of Section 2 below, Buyer will pay Seller on a quarterly basis for Inventory sold, with such payment to be at the rate of fifty percent (50%) of Seller's current average realized price (as defined herein) for all Inventory sold during the pertinent quarter, after first deducting the royalty payments described in Section 1
           (a)(ii) below. For any Inventory sold after one (1) year after the Closing Date but before the end of two years from the Closing Date and subject to the provisions of Section 2 below, Buyer will pay Seller on a quarterly basis for Inventory sold with such payment to be at the rate of sixty percent (60%) of the current average realized price (as defined herein) for all Inventory sold during the pertinent quarter after first deducting the royalty payments described in Section l(a)(ii) below. Inventory will be sold by Buyer on a FIFO basis. The total amount to be paid to Seller for Inventory sold in year two as described in this subparagraph 1 (a)(i) shall be in all events capped at and in no event shall exceed one hundred thousand dollars ($100,000.00). At the earlier of the end of two years from the Closing Date or the payment to Seller of one hundred thousand dollars ($100,000.00) for inventory sold during the second year after the Closing Date, the Inventory will become the property of Buyer with no additional payment due from Buyer to Seller for said Inventory. For any quarterly payments to be made under this Section l(a)(i) and subject to the provisions of Section 2 below, payment shall be delivered to Seller within thirty (30) days from the end of each applicable calendar quarter. Seller's continuing interest in the Inventory during the two years from the Closing Date will be perfected by filing UCC-1's with the Florida Secretary of State. Buyer agrees that the Inventory shall be maintained at Buyer's location in Florida. In the event Buyer transfers the location of the Inventory such that it is maintained in a state other than Florida, Buyer shall prepare, execute and file a UCC-1 in that state acceptable to Seller, as needed to perfect Seller's security or other interest in the Inventory. The parties acknowledge that they intend for the Inventory to include a twelve months supplyof Soft55EW lenses. If after the Closing Date it is discovered between the parties that the Inventory does not include said twelve months supply (with said twelve months supply to be determined based upon the Soft55EW lenses sold by Seller during the twelve month period immediately preceding the Closing Date), then Seller shall provide on the same consignment basis additional Soft55EW lenses to reach the twelve months supply.

     ii. Inventory Under the CIBA Agreement. Buyer and Seller acknowledge that portions of the Inventory to be delivered to Buyer under consignment as described in Section l(a)(i) above are subject to an Agreement, dated December 2, 1994, between CIBA Vision Corporation (hereinafter "CIBA") and Seller, a true and complete copy of which Agreement with CIBA is attached hereto for reference as Exhibit B (hereinafter the "CIBA Agreement"). Although Buyer is not assuming or agreeing to be liable for the entire CIBA Agreement hereunder, Buyer acknowledges and agrees to try to reach an agreement with CIBA relating to royalty payments and consigned Inventory and under which new agreement with CIBA Seller would not continue to be obligated to CIBA under the CIBA Agreement after the date of the new agreement between CIBA and Buyer. Although Buyer agrees to use its best efforts to reach such an agreement with CIBA, Buyer makes no warranty to Seller that it will be able to reach such an agreement with CIBA. Unless and until Buyer is able to reach such a separate agreement with CIBA, Seller and Buyer agree as follows as to payment of royalties under the CIBA Agreement. First, Seller shall be responsible to pay any and all outstanding royalties under the CIBA Agreement accruing prior to the Closing Date without any portion of the funds in payment thereof being paid by Buyer. Second, until the earlier of the date on which the CIBA Agreement terminates or the date on which Buyer reaches an agreement with CIBA regarding the royalty payments and consigned Inventory which releases Seller from all obligations under the CIBA Agreement, Buyer shall pay directly to CIBA all royalties owed to CIBA under the CIBA Agreement as a result of sales made by Buyer during the aforesaid period and fulfill all obligations under the CIBA Agreement relating to such payments or the Products to which such payments relate (including but not limited to such obligations under Sections 5.1, 7.2, 7.3, 7.4, 8.2 and 8.3 of the CIBA Agreement). Notwithstanding anything to the contrary set forth above, the amounts paid by Buyer to Seller under Section 1 (a)(i) above will be determined by first reducing the current average realized price by the amount of royalty payments required to be made by Buyer to CIBA under the CIBA Agreement or, if applicable, under Buyer's agreement with CIBA (so long as said royalty payments do not exceed the rate of those required under the CIBA Agreement; if the royalty payments do exceed those required under the CIBA Agreement, the maximum reduction for royalty payments applicable to Seller shall be the applicable rates under the CIBA Agreement).After deducting the royalty payments from the current average realized price, then the percentage division of the remainder shall be applied as set forth in Section 1 (a)(i) above. By way of example only, if during the first year after the Closing Date, Buyer reaches an agreement with CIBA regarding royalty payments and consigned Inventory, Buyer will pay Seller on a quarterly basis at the rate of fifty percent (50%) of Seller's current average realized price (as defined herein) for all Inventory sold during the pertinent quarter after first deducting from such price on an item by item basis the amount of any royalties paid to CIBA by Buyer under Buyer's new agreement with CIBA, or the applicable royalty under the CIBA Agreement, whichever is less.

     iii. Softcon EW Inventory. Buyer and Seller acknowledge and agree that certain Softcon EW inventory provided by CIBA to Seller pursuant to the CIBA Agreement described in Section l(a)(ii) above (hereinafter the "CIBA Inventory") belongs to CIBA rather than Seller and is not part of the Inventory. Buyer agrees that Buyer will take responsibility for making arrangements with CIBA regarding transfer of such CIBA Inventory to Buyer and its customers and agrees to be directly responsible to CIBA for all obligations of Seller arising after the Closing Date with respect to the CIBA Inventory under the CIBA Agreement. Buyer will be responsible for any payment directly to CIBA on the CIBA Inventory and Buyer shall not be obligated under this Agreement or otherwise to make any payments to Seller for sale of the CIBA Inventory.

     iv. Raw Materials/Small Equipment/Supplies. Seller will transfer to Buyer all raw materials and supplies (including lot and material acceptance specifications) associated with the products listed on Exhibit A, including without limitation any raw materials and supplies listed on Exhibit C, in inventory on or before the Closing Date (hereinafter the "Raw Materials"). Subject to the terms of Section 2 below, Buyer shall pay Seller for the CIBA buttons at the rate of (eighty-one cents per unit ($.81) and for the LL38 molds at the rate of eighty-nine cents per unit ($.89). Fifty percent (50%) of the amount due will be paid 30 days after Buyer receives 510K approvals or completion of all actions necessary for transfer of existing 510K's, whichever is applicable, to transfer the 510K's to Buyer, for products listed on Exhibit F manufactured utilizing Vifilcon or Tefilcom materials, with the balance payable one hundred eighty (180) days after receipt by Buyer of such above-referenced 51 OK approvals, or completion of all actions necessary for transfer of existing 510K's, whichever is applicable, to transfer the 510K's to Buyer. Buyer agrees to exercise its best efforts in applying for and seeking to obtain the 510K approval or transfer from the FDA in connection with the Raw Materials, and in all events to submit any notices or other documents needed to apply therefor to the FDA not more than 60 days after the Closing Date.

           To the extent necessary, Seller will cooperate in the process for such approvals or transfers. If FDA 510K approvals or transfers are withheld or denied for any reasons outside of Buyer's control, no payment for Raw Materials will be made to Seller. Buyer shall give Seller a purchase money security interest in the Raw Materials, which security interest will be perfected by execution and delivery of a security agreement substantially in the form attached hereto as Exhibit D , and through the filing of UCC-ls with the Florida Secretary of State. Buyer agrees that the Raw Materials shall be maintained at Buyer's location in Florida. In the event Buyer transfers the location of the Raw Materials such that it is maintained in a state other than Florida, Buyer shall prepare, execute and file a UCC-1 in that state acceptable to Seller, as needed to perfect Seller's security interest in the Raw Materials.

     v. Accounts Receivable - For a period of thirty days from the Closing Date, Seller shall continue collecting accounts receivable derived from the sale of the line of products listed on Exhibit A attached hereto (the "Accounts Receivable") and will forward copies of checks, supporting documents, and remittance advices to Buyer for posting to customer accounts for a period of thirty (30) days from the Closing Date. Seller shall keep ninety-eight percent (98%) of proceeds from the Accounts Receivable received by Seller during this thirty day period after the Closing Date. Seller shall remit to Buyer the amount of two percent (2%) of the proceeds from the Accounts Receivable collected by Seller during the thirty day period after the Closing Date. As of the date which is thirty (30) days after the Closing Date, al Accounts Receivable of Seller not collected will be transferred to Buyer. In connection therewith, Seller will execute any documents necessary to accomplish such transfer of Accounts Receivable and will provide documentation such as billing files necessary for Buyer's collection efforts with regard to the remaining Accounts Receivable. Buyer will pay Seller at the rate of ninety percent (90%) of the balance (net of returns and discounts) for amounts collected by Buyer for a period of twelve (12) months from the Closing Date. Subsequent to the thirty day period after the Closing Date, Buyer shall collect the Accounts Receivable and shall pay to Seller the amounts described herein. Buyer shall exercise best efforts to collect Accounts Receivable (including credit holds, collection letters, third party collection letters and collection agencies) as quickly as commercially reasonable and practicable. All amounts due to be paid to the other party under this subparagraph v shall be paid within thirty (30) days from their collection. Upon reasonable request, Seller and Buyer shall account to one another (including providing reasonable documentation) for collection of Accounts Receivable by the respective parties during the time periods described herein. Buyer shall give the Seller a purchase money security interest in such Accounts Receivable (other than those to be collected during the first thirty (30) days from the Closing Date), which will be perfected by execution and delivery of a security agreement substantially in the form attached hereto as Exhibit D and filing UCC-1's with the Florida Secretary of State. For purposes of this subparagraph, the security interest shall be given on an amount agreed to be twenty-five percent (25%) of the Accounts Receivable at the Closing Date. Buyer agrees that the books and records for the Accounts Receivable shall be maintained at Buyer's location in Florida. In the event Buyer transfers the location of the books and records for the Accounts Receivable such that it is maintained in a state other than Florida, Buyer shall prepare, execute and file a UCC-1 in that state acceptable to Seller, as needed to perfect Seller's security interest in the Accounts Receivable.

     vi. Equipment - Title to the fixed assets listed on Exhibit E (hereinafter the "Equipment") will be transferred to Buyer on the Closing Date for Seventy-Five Thousand Dollars ($75,000.00). Expenses of such delivery will be shared equally by the parties. Subject to the terms of Section 2 below, fifty percent (50%) of the amount due on the Equipment will be paid on the Closing Date with the balance to be paid ninety (90) days after the Closing Date. Buyer shall give Seller a purchase money security interest in the Equipment, which security interest will be perfected by execution and delivery of a security agreement substantially in the form shown on Exhibit E attached hereto, and filing a UCC-1 with the Florida Secretary of State. The security interest shall provide for and allow Buyer to sell the Equipment pursuant to this Agreement at its fair market value, provided proceeds of any such Equipment sale are remitted to Seller in payment of any unpaid amounts owed for Equipment under this Agreement. Buyer agrees that the Equipment shall be maintained at Buyer's location in Florida. In the event Buyer transfers the location of the Equipment such that it is maintained in a state other than Florida, Buyer shall prepare, execute and file a UCC-1 in that state acceptable to Seller, as needed to perfect Seller's security interest in the Equipment.

     vii. Other Lombart Products - Title to all Lombart patents, trademarks, the Lombart tradename, customer lists, marketing materials, logos, S.O.P's, and any other asset related to the sale of the Lombart product lines (excluding finished goods inventory described above) will be transferred to Buyer at closing.

     viii. Premarket Approval Application (PMA)/510K Submissions - On the Closing Date, all PMA's and 510K's on Exhibit F shall be transferred to Buyer. Seller will give to Buyer at closing a signed letter to the FDA substantially in the form attached hereto as Exhibit G. Buyer agrees to make such filings with the FDA, on or promptly after the Closing Date, as are needed with regard to transfers of such PMA's from Seller to Buyer, and Seller shall execute such additional transfer documents as Buyer may reasonably request to effect the transfers contemplated by this subparagraph. Except for the letter referenced above, Buyer shall be responsible for preparation and submittal to the FDA of all transfer documents.

     ix. Telephone Lines- Seller agrees to execute documents prepared and reasonably required by Buyer necessary to transfer to Buyer the following "800" telephone numbers: (800) 446-8301 and (800) 296-5019.
           Seller agrees to use its best efforts to transfer all Lombart sales calls to Buyer for a period of one year from the Closing Date.

           All assets, property and items described in paragraph 1 (a) above, including Inventory, Accounts Receivable, Equipment, Lombart Products, and telephone lines shall hereafter be referred to as the "Purchased Assets".

     b. Seller shall be responsible for and agrees to use its best efforts to maintain all orders, obligations and commitments to Seller's customers on products sold prior to the Closing Date, including without limitation all obligations for product warranties, promotional program obligations and product liability. Buyer agrees to make products available to Seller, at prices no greater that those charged by Buyer to its other customers, as needed by Seller to replace products sold prior to the Closing Date under applicable warranties and other obligations of this Agreement.

     c. Unless determined to be required otherwise by the FDA, Seller agrees to transfer to Buyer, or to maintain at Seller's facility for a reasonable time after the Closing Date all device history records and any other records required by the FDA for Inventory and other Purchased Assets manufactured by Seller or at the Seller's facility. Seller shall make all such records available to Buyer upon reasonable request and shall allow for copying of said records by Buyer.

2.   Consideration.

     In consideration of the sale of Purchased Assets under this agreement and of all other things done and agreed to be done by Seller, Buyer shall pay to Seller the amounts described in paragraphs l(a) i, ii, iii and iv. Buyer and Seller understand that certain of the Purchased Assets are subject to the Century Lien as defined below. Seller shall be obligated within ninety (90) days from the Closing Date to obtain a release of the Purchased Assets from the Century Lien. During the period from the Closing Date until the date of release of the Purchased Assets from the Century Lien, all monetary amounts to be paid by Buyer to Seller, including without limitation those set forth in Section 1
(a) above, shall be held in escrow according to the terms of Section 17 below.

3.   Instruments of Transfer.

     The sales, assignments, and deliveries to be made to Buyer pursuant to this Agreement shall be without warranty (except as provided in Section 8 below), and shall be effected by assignments, warranty bills of sale (with warranties to be limited to those provided in Section 8 below), endorsements, checks, and other instruments of transfer (including assignments of patents and trademarks) in such form as Buyer shall reasonably request. Buyer shall prepare appropriate forms of instruments of transfer and conveyance in conformity with this agreement and shall submit them to Buyer for examination and approval at least seven business days in advance of the scheduled Closing Date. Any time and from time to time after the Closing Date, on Buyer's request, Seller will promptly do, execute, acknowledge, and deliver all such further reasonable acts, deeds, assignments, transfers, powers of attorney or other documents as may be legally required in conformity with this Agreement for the adequate assigning, transferring, granting, and conveying to Buyer of the Purchased Assets.

4.   Assignment and Assumption of Contract Rights.

     Other than as expressly set forth in this Agreement, Buyer is not by this Agreement agreeing to assume any contracts, leases, commitments, licenses, or sales or purchase orders of Seller.

5.   Books and Records.

     Except as otherwise provided in this Agreement, all records, documents and reports of every kind and nature relating to the Purchased Assets shall be delivered to, and become the property of Buyer. Upon reasonable request and at reasonable times during normal business hours (but not more than once during any 12 - month period). Buyer shall permit and facilitate access by Seller or its agent to Buyer's books and records relating to Inventory sales and Accounts Receivables collections.

6.   Closing.

     Unless otherwise agreed by the parties, the closing date shall be March 1, 2000 (as used anywhere herein, the "Closing Date"), and the closing shall take place on that date at 10:00 a.m. at such place as the parties shall hereafter agree. The parties agree that Closing may be accomplished by exchange of signed documents by mail, overnight delivery or fax (in which case the original documents will be promptly delivered thereafter to the applicable party). The parties agree that this Agreement and related documents may be executed and exchanged in two or more counterparts or duplicate originals. In the event counterparts are executed and exchanged, each executed counterpart, taken together with other executed counterpart shall constitute one agreement which shall be binding on the parties.

7.   Conditions to Closing.

     The obligations of Buyer to purchase the Purchased Assets and of Seller to sell, transfer and assign the Purchased Assets as provided in this Agreement are subject to the satisfaction, at or before the closing, of all of the respective obligations of Buyer and Seller set forth below:

     a. Delivery of Purchased Assets to Buyer. Seller shall deliver the Purchased Assets, by duly executed warranty bill of sale (with warranties to be limited to those provided in Section 8 below), assignment and assumption agreement and other appropriate assignments or other instruments of transfer and documents which conform to the requirements of Section 3 of this agreement, including executed assignment of any patents or trademarks. Simultaneously with the consummation of the transfer, Seller, through its officers, agents, and employees, will put Buyer into full possession of all tangible Purchased Assets to be conveyed and transferred by this Agreement.

     b. Certificate of Good Standing. Seller and Buyer shall deliver to each other duly issued certificates of good standing dated within seven (7) days of the closing date.

     c. Corporate Resolutions. Buyer and Seller shall deliver to each of the other parties hereto copies of their respective corporate resolutions, certified by the appropriate corporate officer, authorizing the execution and delivery of this agreement and the consummation of the transactions contemplated hereby.

     d. Assignments and Guarantees. Seller shall deliver all assignments and original copies of any unexpired guarantees or warranties, if any, relating to the Purchased Assets.

     e. Transfer of Licenses. Seller shall, to the extent permitted by law, transfer to Buyer all licenses legally necessary and requested by Buyer for the continued use or sale of the Purchased Assets. Seller shall submit any request for such license transfer to Buyer at least seven (7) business days before the Closing Date, together with documents of transfer in accordance with Section 3 above.

     f. Other Agreements. Buyer and Seller shall enter into such other agreements, or execute and deliver such documents or items, as may be contemplated by this Agreement to effect the transactions contemplated hereby.

     g. The representations and warranties made by Seller and Buyer in this Agreement shall be correct on the Closing Date, except as affected by transactions contemplated in this Agreement.

     h. Buyer and Seller shall have negotiated and agreed upon a mutually agreeable Supply Contract substantially in the form attached hereto as Exhibit H.

     8.    Representations of Seller.

     Seller represents, warrants, and agrees:

     a. Seller is a corporation duly organized, existing, and in good standing under the laws of Delaware, and is authorized and entitled to carry on its business in Virginia. The execution and the delivery of this agreement by Seller, and the consummation of the transactions contemplated by this agreement have been duly authorized by its board of directors. Seller's Board of Directors and/or appropriate officers are authorized to enter into the transaction contemplated herein on behalf of the corporation. All corporate authorizations and consents necessary for the execution and delivery of this agreement by Seller and sale of the Purchased Assets have been given. This agreement, assuming due authorization, execution, and delivery by the other parties hereto, constitutes a legal, valid, and binding agreement of Seller, enforceable against Seller in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, and similar laws affecting creditors rights generally from time to time in effect and to equitable principles limiting the availability of the remedy of specific performance).

     b. Exhibit C attached hereto lists accurately and completely the Raw Materials of Seller being sold hereunder and Exhibit D attached hereto lists accurately and completely the Equipment of Seller being sold hereunder.

     c. Seller has good title to all of the Purchased Assets (other than the CIBA Inventory). Except for a security interest held by Century Business Credit Corporation (the "Century Lien"), the Purchased Assets (other than the CIBA Inventory) are free and clear of all mortgages, liens, judgments, security interests and encumbrances and are not subject to any legal restriction or impairment that interferes with their present use. All patents and trademarks to be transferred under this Agreement are duly owned by Seller or an affiliated party (in which case Seller warrants that such party shall execute and deliver the assignment or transfer thereof), are properly and legally registered and except for the Century Lien are free and clear of any claims, liens, licenses, assignments or encumbrances. The satisfaction of the Century Lien shall be addressed herein in paragraph 17 below.

     d. Seller is not a party to any employment agreement, labor union agreement, agreement for the future purchase of materials, supplies, or equipment, sales agreement, pension, profit-sharing, or retirement plan or agreement, distributorship or sales agency agreement, or lease agreement, contract or obligation that would prevent, impact upon or limit the sale of the Purchased Assets hereunder.

     e. Seller is not in default under any contract, agreement, lease, or other document to which it is a party, and has complied in all material respects with all laws, regulations, and ordinances applicable to its business which if not complied with would in any way limit, restrict or adversely impact the sale of the Purchased Assets.

     f. Seller is not insolvent and the transfer of the Purchased Assets by Seller to Buyer will not cause Seller to become insolvent nor shall the transfer constitute a fraudulent transfer under applicable law. The parties agree that compliance with any bulk sale or similar laws for the protection of creditors will not be required in connection with this transaction, and waive any objection to their respective noncompliance with such laws.

     g. From the date of this agreement through the date of closing, there has been no substantial loss of value or change of condition in any substantial part of the Purchased Assets, ordinary wear and tear excepted.

     h. Seller has not engaged or otherwise used the services of any broker or finder in connection with this agreement or the transactions contemplated hereby and Seller agrees to indemnify and hold harmless Buyer from and against any liability for any fee, compensation, commission or expense arising out of any claim by any person acting or claiming to act on behalf of Seller for fees, compensation, commission or expense with respect to this agreement or the transactions contemplated hereby.

     i. There is no action, arbitration, suit, notice, order, real estate tax contest or legal, administrative, regulatory, environmental or other proceeding before any court or governmental agency, authority or body pending or, to Seller's knowledge, threatened against or affecting Seller which would prevent or interfere with the transactions contemplated by this agreement.

9.   Buyer's Representations and Warranties.

     Buyer hereby represents and warrants to Seller that:

     a. Buyer is a corporation duly organized, existing, and in good standing under the laws of Delaware. The execution and the delivery of this agreement by Buyer, and the consummation of the transactions contemplated by this agreement have been duly authorized by its board of directors. Buyer's Board of Directors are authorized to enter into the transaction contemplated herein on behalf of the corporation. All authorizations and consents necessary for the execution and delivery of this agreement by Buyer and sale of the Purchased Assets have been given. This agreement, assuming due authorization, execution, and delivery by the other parties hereto, constitutes a legal, valid, and binding agreement of Seller, enforceable against Buyer in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, and similar laws affecting creditors rights generally from time to time in effect and to equitable principles limiting the availability of the remedy of specific performance).

     b. Buyer is not a party to any loan agreement, security agreement or other contract, instrument or obligation that would prevent, impact upon or limit its granting to Seller, or Seller's obtaining and perfection of, the security interest in the Purchased Assets contemplated by this Agreement.

     c. Buyer is not in default under any contract, agreement, lease, or other document to which it is a party, and to the best of its knowledge has complied in all material respects with all laws, regulations and ordinances applicable to its business which if not complied with would in any way limit, restrict or adversely impact its grant to Seller of the security interest in the Purchased Assets contemplated by this Agreement.

     d. Buyer is not insolvent and its granting to Seller of the security interests in the Purchased Assets contemplated by this Agreement will not cause Buyer to become insolvent, nor will granting of such security interests constitute a fraudulent transfer under applicable law.

     e. Buyer has not engaged or otherwise used the services of any broker or finder in connection with this agreement or the transactions contemplated hereby and Buyer agrees to indemnify and hold harmless Seller from and against any liability for any fee, compensation, commission or expense arising out of any claim by any person acting or claiming to act on behalf of Buyer for fees, compensation, commission or expense with respect to this agreement or the transactions contemplated hereby.

     f. There is no action, arbitration, suit, notice, order, real estate tax contest or legal, administrative, regulatory, environmental or other proceeding before any court or governmental agency, authority or body pending or, to Buyer's knowledge, threatened against or affecting Buyer which would prevent or interfere with the transactions contemplated by this agreement.

10.  Indemnification.

     a. Indemnity by Seller. Seller shall indemnify, defend and hold harmless Buyer against and in respect of any and all liabilities including interest, penalties and reasonable attorneys' fees, that Buyer shall incur or suffer, which arise or result from, or relate to any breach by the Seller of any of their representations or warranties contained in this Agreement, or the failure of the Seller to perform any covenant or agreement contained in this Agreement, or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by Seller under this agreement or the conduct of Seller's business utilizing the Purchased Assets prior to the Closing Date. In the event of a claim or demand against Buyer and for which Buyer is entitled to be indemnified, held harmless or defended, Buyer shall notify Seller of such claim or demand in writing and shall provide Seller with a copy of all suit papers or written demands within ten (10) days from the date of receipt thereof.

     b. Indemnity by Buyer. Buyer shall indemnify, defend and hold harmless Seller against and in respect of any and all liabilities, including interest, penalties and reasonable attorneys' fees, that Seller shall incur or suffer, which arise or result from, or relate to any breach by Buyer of any of its representations and warranties contained in this Agreement or in any schedule, certificate, exhibit or other instrument furnished or to be furnished by it under this Agreement or the failure of the Buyer to perform any covenant or agreement contained in this agreement or the conduct of Buyer's business utilizing the Purchase Assets on and after the Closing Date. In the event of a claim or demand against Seller and for which Seller is entitled to be indemnified, held harmless or defended, Seller shall notify Buyer of such claim or demand in writing and shall provide Buyer with a copy of all suit papers or written demands within ten (10) days from the date of receipt thereof.

     c. Limitations. The foregoing indemnity provisions shall apply only to matters of which the indemnified party has given the indemnifying party notice as required by paragraph 10 (a) or paragraph 10 (b) above, as the case may be , within three (3) years after the Closing Date, and only to liabilities in excess of $5,000.00 arising from any one matter or series of related matters. Except for bodily injury or wrongful death claims, including without limitation those asserted for negligence or product liability, arising from defects in or condition of Inventory existing at the time of its delivery, Seller's aggregate obligations and liabilities under or arising out of this Agreement (including but not limited to its obligations under these indemnification provisions and liabilities for any breach of this Agreement) shall be limited to the actual amount received by Seller from Buyer under or pursuant to this Agreement.

11.  Obligations to Survive Closing.

     The obligations under this Agreement, including the representations and warranties of Buyer and Seller, shall survive closing.

12.  Expenses of Negotiation and Transfer.

     Each party shall pay the party's own expenses, taxes, and other costs incident to or resulting from this Agreement, whether or not the transactions contemplated hereby are consummated. The costs of Buyer shall include the preparation of documents of transfer and Florida documentary stamp taxes, if any. Buyer's costs shall include fees for the filing or recording of instruments of transfer and costs arising from Buyer's financing, if any. Seller's costs shall be those in connection with the transfer of any patents or trademarks transferred hereunder. The parties shall share equally the cost of delivery of the Inventory.

13.  Notices.

     Any notice to be given under this agreement shall be given in writing and delivered personally or by registered or certified mail, postage prepaid, as follows:

     a. If to Buyer, addressed to: 10431 72/nd/ Street North, Largo, Florida, 33777 Attn. Mike Pecora, with copy to D. Michael Lins, Esq. 14502 N. Dale Mabry Hwy., Suite 300, Tampa, FL 33618.

     b. If to Seller, addressed to: Biocompatibles Eyecare, Inc., 1215 Boissevain Avenue, Norfolk, VA, 23507, Attention: Graham Mullis, with a copy to Robert E. Smartschan, One Commercial Place, Norfolk, VA 23510.

14.  Entire Agreement.

     This instrument contains the entire agreement between the parties with respect to the transaction contemplated. No amendment or modification of this Agreement shall be binding unless in writing signed by all parties hereto. This agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.  Miscellaneous.

     Time is of the essence in this agreement. This agreement shall be governed by, construed, interpreted and enforced in accordance with Florida and applicable federal law. This agreement is binding on the parties, their heirs, successors, and assigns. In the event an action must be brought to construe or enforce this agreement, or any obligations contemplated herein, said action shall be brought in the state or federal courts having jurisdiction in and for Pinellas County, Florida or in Norfolk, VA (the parties hereby submit to the jurisdiction and venue of said courts).

16.  Definitions.

          As used herein, the following terms shall have the following meanings:

     "CIBA Inventory" shall mean the Softcon EW inventory provided by CIBA to Seller pursuant to the CIBA Agreement as described in Section l(a)(ii) above.

     "Closing" or "Closing Date" shall mean March 1, 2000 or such other date as the parties mutually agree in writing.

     "Current average realized price" is agreed to mean as the following prices for the described products:

Product                  100%
--------------------   -------
LL38                   $  6.33
LL55                   $  7.12
LL70/79                $ 48.02
Soft55 EW, Soft55 DW
 and LL Bifocal        $ 78.18

     "FDA" shall mean the United States Food and Drug Administration.

17.  Escrow Terms.

     Buyer and Seller authorize Aman & Lins, P.A., 14502 N. Dale Mabry Highway, Suite 300, Tampa, Florida 33618-2072; Telephone: (813) 265-0004; Facsimile:
(813) 265-9644; to act as "Escrow Agent" to receive funds under this agreement Seller shall give Buyer and Escrow Agent written notice when Seller has obtained release of the Purchased Assets from the Century Lien, together with copies of all documents used or to be used to effect such release. Such documents shall be subject to Buyer's approval, which shall not be unreasonably withheld. Within three (3) business days after its receipt of such notice and documents from Seller. Buyer shall give Seller and Escrow Agent written notice of any objection(s') it has to same, and the specific reason(s) for such objection(s). If Buyer does not give such notice within such 3-day period. Buyer shall be deemed to have approved the release documents, and Escrow Agent shall be authorized to and shall, release and pay the escrowed funds to Seller and thereafter funds payable under this Agreement shall no longer be escrowed. Release and payment of the escrowed funds to Seller may also be authorized at any time by mutual written direction to that effect to Escrow Agent from both Buyer and Seller. Escrow Agent will deposit all funds received in a non-interest bearing escrow or law firm trust account. If Escrow Agent receives conflicting demands or has a good faith doubt as to Escrow Agent's duties or liabilities under this Agreement including without limitation the duty to disburse any funds hereunder, the Escrow Agent may (a) hold the escrowed funds until the parties mutually agree in writing directed to Escrow Agent to its disbursement or until issuance of a final court order or decision of arbitrator determining the parties' rights regarding the escrow or (b) deposit or interplead the subject matter of the escrow with the Clerk of the Circuit Court in and for Hillsborough County, Florida. Upon notifying the parties of such action, Escrow Agent shall be released from all liability except for the duty to account for funds previously delivered out of escrow. Buyer and Seller shall reimburse or pay all of Escrow Agent's reasonable attorney's fees and costs incurred in any suit or arbitration in which Escrow Agent is made a party because of acting as Escrow Agent hereunder, or interpleads the escrowed funds. If as part of the judgment in any such suit or decision in any such arbitration either Buyer or Seller is required to pay the other party's costs, such party shall also be required to pay all such reasonable attorney's fees and costs incurred by Escrow Agent in such proceeding. Otherwise, Buyer and Seller shall each pay one-half (1/2) of such fees and costs of Escrow Agent. Buyer and Seller agree to indemnify, hold harmless and defend Escrow Agent of and from all liabilities, actions or claims asserted against Escrow Agent in connection with or relating to the escrowed funds, except to the extent any of the same arise out of Escrow Agent's fraud or willful misconduct.

     In witness whereof the parties have executed this agreement on the day and year first above written.

Witnesses:                              SELLER

-------------------------------------   Biocompatibles Eyecare, Inc.

/s/ Kelly A. Brown
-------------------------------------   By: /s/ G.D Mullis
                                           -------------------------------------
                                             Vice President

Attest:

/s/ Gary J. Bunch
-------------------------------------
Secretary


Witnesses:                              BUYER

/s/ D. Michael Lins                     Unilens Corp. USA
-------------------------------------


/s/ Teresa L. Nielson
-------------------------------------   By:  /s/ Michael J. Pecora
                                           -------------------------------------
                                             CFO
Attest:

/s/ Michael J. Pecora
-------------------------------------
TREASURER